Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc Appoints VP Exploration

Vancouver, Canada –January 11, 2018 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), announces the appointment of Jacob Margolis, PhD as the Company’s Vice President Exploration, effective January 1, 2018.

Jacob Margolis, PhD has 28 years of professional experience in gold exploration in the western U.S. and in British Columbia.

He has extensive experience in a variety of gold-silver deposit settings, including epithermal volcanic-hosted, sediment-hosted Carlin-type and porphyry gold-copper systems in the Great Basin and elsewhere. He is experienced in exploration methods, including geophysics, remote sensing, geochemistry, geologic mapping and sampling, structural analysis, geographic information systems, 3D modeling, alteration mapping and drilling, and he has successfully evaluated, developed and managed many exploration projects in Nevada.

Mr. Margolis has held positions in senior exploration management with major mining companies as well as with the junior sector, including exploration manager at open-pit and underground gold mining operations in Nevada and exploration manager and vice president directing regional generative exploration programs.

Catalin Chiloflischi, CEO of Canarc Resource Corp stated: “I am excited to have someone of Jacob Margolis’s experience and caliber become Canarc’s Vice President Exploration. His extensive knowledge and experience in Nevada and Canada provides Canarc the skills and leadership it needs to effectively advance it’s Nevada and BC property portfolio and contribute to our continued portfolio growth strategy.”

Mr. Margolis will be primarily in charge with the exploration and strategic partnerships on our Nevada projects as well as contribute to our overall growth strategy.

Catalin Chiloflischi

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in Nevada and BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned completion of the Acquisition, potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.